Exhibit 99.4
ASML — Summary IFRS Consolidated Income Statement 1

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 28, 2008	Sep 27, 2009	Sep 28, 2008	Sep 27, 2009

Net system sales	590,723	458,691	2,136,296	743,050
Net service and field option sales	105,770	96,581	323,562	272,447

Total net sales	696,493	555,272	2,459,858	1,015,497

Cost of sales	452,713	333,716	1,539,628	778,645

Gross profit on sales	243,780	221,556	920,230	236,852

Research and development costs, net of credits	88,571	74,536	258,360	235,072
Selling, general and administrative costs	52,245	36,810	165,272	117,695

Operating income (loss)	102,964	110,210	496,598	(115,915)

Interest income (charges)	6,599	(2,231)	15,147	(261)

Income (loss) before income taxes	109,563	107,979	511,745	(116,176)

Provision for income taxes	(27,013)	(35,162)	(52,244)	(37)

Net income (loss)	82,550	72,817	459,501	(116,213)

ASML — Summary IFRS Consolidated Statement of Financial Position 1

(in thousands EUR)	Dec 31, 2008	Sep 27, 2009

ASSETS

Property, plant and equipment	550,921	569,396
Goodwill	139,626	136,590
Other intangible assets	289,530	359,149
Deferred tax assets	225,544	258,677
Finance receivables	31,030	—
Derivative financial instruments	53,206	48,507
Other assets	29,449	14,572

Total non-current assets	1,319,306	1,386,891

Inventories	999,150	920,636
Current tax assets	87,560	—
Derivative financial instruments	39,240	44,584
Finance receivables	6,225	21,151
Accounts receivable	463,273	382,065
Other assets	170,680	159,051
Cash and cash equivalents	1,109,184	1,018,028

Total current assets	2,875,312	2,545,515

Total assets	4,194,618	3,932,406

EQUITY AND LIABILITIES

Equity	2,188,743	1,995,355

Long-term debt	661,483	667,188
Derivative financial instruments	19,743	1,665
Deferred and other tax liabilities	260,360	266,709
Provisions	15,495	13,506
Accrued liabilities and other liabilities	50,293	43,044

Total non-current liabilities	1,007,374	992,112

Accounts payable	193,690	222,206
Accrued liabilities and other liabilities	732,043	661,489
Current tax liabilities	20,039	35,367
Derivative financial instruments	48,051	23,469
Provisions	4,678	2,408

Total current liabilities	998,501	944,939

Total equity and liabilities	4,194,618	3,932,406

ASML — Summary IFRS Consolidated Statement of Cash Flows 1

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 28, 2008	Sep 27, 2009	Sep 28, 2008	Sep 27, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	82,550	72,817	459,501	(116,213)

Depreciation and amortization	50,110	47,942	140,051	150,323
Impairment charges	552	9,050	2,196	16,029
Loss on disposals of property, plant and equipment	1,413	859	3,827	3,037
Share-based payments	3,581	2,786	9,858	8,879
Allowance for doubtful debts	(206)	672	(313)	1,836
Allowance for obsolete inventory	21,295	(17,427)	53,851	48,605
Change in assets and liabilities	(98,921)	(139,019)	(116,686)	88,688

Net cash provided by (used in) operating activities	60,374	(22,320)	552,285	201,184

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(68,237)	(13,511)	(188,710)	(97,267)
Proceeds from sale of property, plant and equipment	—	—	—	6,877
Purchases of intangible assets	(41,502)	(40,631)	(130,111)	(116,300)

Net cash used in investing activities	(109,739)	(54,142)	(318,821)	(206,690)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with share-based payment plans	—	—	(87,605)	—
Net proceeds from issuance of shares and stock options	1,439	4,183	4,966	4,714
Dividend paid	(394)	—	(107,841)	(86,486)
Net proceeds from other long term debt	—	—	—	32
Redemption and / or repayment of debt	(1,280)	(1,739)	(1,280)	(5,219)

Net cash provided by (used in) financing activities	(235)	2,444	(191,760)	(86,959)

Net cash flows	(49,600)	(74,018)	41,704	(92,465)

Effect of changes in exchange rates on cash	1,695	(614)	(347)	1,309

Net increase (decrease) in cash & cash equivalents	(47,905)	(74,632)	41,357	(91,156)

ASML — Quarterly Summary IFRS Consolidated Income Statement 1

	Three months ended,
	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in millions EUR)	2008	2008	2009	2009	2009

Net system sales	590.7	380.5	101.1	183.3	458.7
Net service and field option sales	105.8	113.3	82.5	93.3	96.6

Total net sales	696.5	493.8	183.6	276.6	555.3

Cost of sales	452.7	476.5	196.3	248.6	333.7

Gross profit (loss) on sales	243.8	17.3	(12.7)	28.0	221.6

Research and development costs, net of credits	88.6	95.8	78.0	82.5	74.5
Selling, general and administrative costs	52.2	47.7	42.0	38.9	36.9

Operating income (loss)	103.0	(126.2)	(132.7)	(93.4)	110.2

Interest income (charges)	6.6	2.8	3.2	(1.3)	(2.2)

Income (loss) before income taxes	109.6	(123.4)	(129.5)	(94.7)	108.0

(Provision for) benefit from income taxes	(27.0)	40.8	21.7	13.4	(35.2)

Net income (loss)	82.6	(82.6)	(107.8)	(81.3)	72.8

ASML — Quarterly Summary IFRS Consolidated Statement of Financial Position 1

	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in millions EUR)	2008	2008	2009	2009	2009

ASSETS
Property, plant and equipment	503.1	550.9	596.1	600.5	569.4
Goodwill	137.3	139.6	148.4	142.9	136.6
Other intangible assets	281.3	289.5	306.1	330.4	359.1
Deferred tax assets	228.6	225.6	244.6	268.7	258.7
Finance receivables	30.7	31.0	29.2	20.6	—
Derivative financial instruments	12.3	53.2	70.0	33.4	48.5
Other assets	32.6	29.5	14.2	15.2	14.6

Total non-current assets	1,225.9	1,319.3	1,408.6	1,411.7	1,386.9

Inventories	1,134.0	999.1	936.8	926.1	920.6
Current tax assets	—	87.6	—	—	—
Derivative financial instruments	21.0	39.2	33.6	37.9	44.6
Finance receivables	7.4	6.2	6.2	0.1	21.1
Accounts receivable	536.1	463.3	291.6	213.5	382.1
Other assets	210.6	170.7	186.0	162.1	159.1
Cash and cash equivalents	1,313.0	1,109.2	1,151.0	1,092.7	1,018.0

Total current assets	3,222.1	2,875.3	2,605.2	2,432.4	2,545.5

Total assets	4,448.0	4,194.6	4,013.8	3,844.1	3,932.4

EQUITY AND LIABILITIES
Equity	2,314.7	2,188.7	2,007.7	1,925.1	1,995.4

Long-term debt	591.0	661.5	671.5	660.5	667.2
Derivative financial instruments	0.9	19.7	1.6	1.0	1.7
Deferred and other tax liabilities	256.9	260.4	258.1	263.6	266.7
Provisions	—	15.5	16.9	14.8	13.5
Accrued liabilities and other liabilities	7.8	50.3	46.7	44.6	43.0

Total non-current liabilities	856.6	1,007.4	994.8	984.5	992.1

Accounts payable	271.0	193.7	165.2	234.6	222.2
Accrued liabilities and other liabilities	948.1	732.0	789.8	652.4	661.5
Current tax liabilities	42.4	20.0	11.2	19.9	35.3
Derivative financial instruments	15.2	48.1	40.6	25.0	23.5
Provisions	—	4.7	4.5	2.6	2.4

Total current liabilities	1,276.7	998.5	1,011.3	934.5	944.9

Total equity and liabilities	4,448.0	4,194.6	4,013.8	3,844.1	3,932.4

ASML — Quarterly Summary IFRS Consolidated Statement of Cash Flows 1

	Three months ended,
	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in millions EUR)	2008	2008	2009	2009	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	82.6	(82.6)	(107.8)	(81.3)	72.8

Depreciation and amortization	50.1	57.2	63.6	38.7	47.9
Impairment charges	0.6	41.2	2.6	4.4	9.1
Loss on disposals of property, plant and equipment	1.4	0.4	2.6	(0.4)	0.9
Share-based payments	3.6	3.0	3.5	2.6	2.8
Allowance for doubtful debts	(0.2)	0.5	—	1.2	0.7
Allowance for obsolete inventory	21.3	85.8	22.1	43.9	(17.4)
Change in assets and liabilities	(99.0)	(215.3)	137.4	90.4	(139.1)

Net cash provided by (used in) operating activities	60.4	(109.8)	124.0	99.5	(22.3)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(68.3)	(71.1)	(43.9)	(39.9)	(13.5)
Proceeds from sale of property, plant and equipment	—	—	1.2	5.7	—
Purchases of intangible assets	(41.4)	(49.4)	(40.3)	(35.4)	(40.6)

Net cash used in investing activities	(109.7)	(120.5)	(83.0)	(69.6)	(54.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(0.4)	—	—	(86.5)	—
Net proceeds from issuance of shares and stock options	1.4	6.5	0.1	0.4	4.2
Net proceeds from other long-term debt	—	19.9	—	0.1	—
Redemption and/or repayment of debt	(1.3)	(1.1)	(1.7)	(1.7)	(1.8)

Net cash provided by (used in) financing activities	(0.3)	25.3	(1.6)	(87.7)	2.4

Net cash flows	(49.6)	(205.0)	39.4	(57.8)	(74.0)

Effect of changes in exchange rates on cash	1.7	1.2	2.4	(0.5)	(0.7)

Net increase (decrease) in cash & cash equivalents	(47.9)	(203.8)	41.8	(58.3)	(74.7)

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions and forecasted purchase transactions. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of September 27, 2009 EUR 39.8 million loss is classified as other comprehensive income, net of taxes, representing the total anticipated loss to be charged to net sales, and EUR 0.9 million loss representing the total anticipated gain to be released to cost of sales when the forecasted revenue and purchase transactions occur.
ASML — Reconciliation U.S. GAAP — IFRS 1

Net income	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 28, 2008	Sep 27, 2009	Sep 28, 2008	Sep 27, 2009

Net income (loss) under U.S. GAAP	73,294	19,739	410,394	(201,405)
Share-based payments (see Note 1)	(2,492)	1,415	(3,009)	2,311
Capitalization of development costs (see Note 2)	14,867	24,504	55,197	57,779
Reversal of write-downs (see Note 3)	—	28,509	—	28,509
Income taxes (see Note 4)	(3,119)	(1,350)	(3,081)	(3,407)

Net income (loss) under IFRS	82,550	72,817	459,501	(116,213)

Shareholders' equity	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in thousands EUR)	2008	2008	2009	2009	2009

Shareholders’ equity under U.S. GAAP	2,122,848	1,988,769	1,795,951	1,691,240	1,706,271
Share-based payments (see Note 1)	(7,904)	(6,537)	(7,088)	(4,918)	(460)
Capitalization of development costs (see Note 2)	193,780	201,717	215,452	235,945	259,665
Reversal of write-downs (see Note 3)	—	—	—	—	28,509
Income taxes (see Note 4)	5,969	4,794	3,361	2,797	1,370

Shareholders’ equity under IFRS	2,314,693	2,188,743	2,007,676	1,925,064	1,995,355
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Share-Based Payment” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures which are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies ASC 730, “Accounting for Research and Development Costs”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.